April 26, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:       Principal Life Insurance Company Separate Account B

            File Nos. 333-116220 and 811-02091

Dear Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933 (the “Act”), Princor Financial Services Corporation, the principal underwriter of the Principal Investment Plus Variable Annuity issued by Principal Life Insurance Company, hereby requests acceleration of that post-effective amendment no. 22 to the registration statement electronically filed via Edgar on Form N-4 (File Nos. 333-116220 and 811-02091) pursuant to Rule 485(a) under the Act on April 26, 2012, and requests that said post-effective amendment be declared effective on May 1, 2012.

The undersigned is counsel of Princor Financial Services Corporation and is duly authorized to request accelerated effectiveness of the post-effective amendment to the registration statement.

Please contact Jeffrey M. Pierick at (515) 362-2384 if you have any question regarding this request.

Sincerely,

/s/ Jeffrey M. Pierick

Counsel

Princor Financial Services Corporation